Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

October 6, 2020

Registration Statement No. 333-237579

Supplementing the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$500 million 0.400% Senior Notes Due October 10, 2023

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$500 million
Trade Date:	October 6, 2020
Settlement Date (T+3):	October 9, 2020
Maturity Date:	October 10, 2023
Benchmark Treasury:	0.125% due September 15, 2023
Benchmark Treasury Yield and Price:	0.189%; 99-26
Spread to Treasury:	+25 basis points
Reoffer Yield:	0.439%
Coupon:	0.400%
Coupon Payment Dates:	Semi-annually on April 10 and October 10, commencing on April 10, 2021 (long first coupon) and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.884% plus accrued interest from October 9, 2020
Gross Spread:	0.150%
Net Proceeds (%):	99.734% plus accrued interest from October 9, 2020
Net Proceeds ($):	$498,670,000 plus accrued interest from October 9, 2020
CUSIP / ISIN:	24422EVJ5 / US24422EVJ53
Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Co-Managers:	Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
Loop Capital Markets LLC
SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 and MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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